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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                March 19, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: SEC Staff Review of Filings by Pioneer ILS Interval Fund and Pioneer
    Municipal High Income Opportunities Fund, Inc.

Ladies and Gentlemen:

   This letter is to respond to comments we received from Ms. Megan Miller of the Staff of the Securities and Exchange Commission in connection with the Staff's review of the Form N-CSR filing made by Pioneer ILS Interval Fund for the fiscal year ended October 31, 2023, and the Form N-CSR filing made by Pioneer Municipal High Income Opportunities Fund, Inc. for the fiscal year ended April 30, 2023. Following are the Staff's comments and each Fund's responses thereto:

1.  Comment:   The Staff noted that the titles of the individuals signing the certifications provided with each Fund's Form N-CSR filing did not specifically include the titles of "Principal Executive
               Officer" or "Principal Financial Officer." The Staff requested that each Fund supplementally confirm that the individuals who signed the certifications provided with the Fund's Form N-CSR filing are the Fund's Principal Executive Officer and Principal
               Financial Officer. The Staff requested that each Fund confirm that, going forward, such titles will be included in the certifications provided with the Fund's Form N-CSR filings.

    Response:  Each Fund confirms that the individuals who signed the certifications provided with the Fund's Form N-CSR filing are the Fund's Principal Executive Officer and Principal Financial Officer and that, going forward, such titles will be included in the certifications provided with the Fund's Form N-CSR filings.

2.  Comment:   The Staff noted that Pioneer Municipal High Income Opportunity
               Fund, Inc. showed asset coverage as part of its Financial
               Highlights. The Staff requested that the Fund confirm that, going forward, it will explain the term "asset coverage" in a footnote in the Financial Highlights as required by Item 4, Instruction 5 of Form N-2.

    Response:  Pioneer Municipal High Income Opportunity Fund, Inc. confirms that, going forward, the term "asset coverage" will be explained in a footnote in the Financial Highlights as required by Item 4, Instruction 5 of Form N-2.

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3.  Comment:   The Staff requested that Pioneer ILS Interval Fund
               supplementally explain the differences reported between the Management's Discussion of Fund Performance and the Statement of Operations as it relates to forward foreign currency contracts.

    Response:  Pioneer ILS Interval Fund confirms that it did not engage in foreign forward currency contracts during the fiscal year ended October 31, 2023, that the presentation in the Statement of Operations is correct, and that the use of forward foreign currency contracts was inadvertently mischaracterized in the Management's Discussion of Fund Performance. The Fund notes that, going forward, it will confirm that the characterization of the use of forward foreign currency contracts in the Management's Discussion of Fund Performance is consistent with the presentation in the Statement of Operations.

4.  Comment:   The Staff noted that the Financial Statements for Pioneer
               Municipal High Income Opportunities Fund, Inc. indicate that the Fund had an open credit agreement and outstanding loan amount. The Staff further noted that the Notes to the Financial
               Statements state that The Bank of New York Mellon has a first lien over eligible securities with respect to such loan amount.
               The Staff noted that Item 4-08(b) of Regulation S-X provides that assets mortgaged, pledged or otherwise subject to lien and the appropriate amount thereof shall be designated and the obligations collateralized briefly identified. The Staff requested that the Fund supplementally explain why there are no assets that are identified as subject to lien in the Schedule of Investments.

    Response:  Pioneer Municipal High Income Opportunities Fund, Inc. confirms that, going forward, assets that are subject to lien will be identified in the Fund's Schedule of Investments.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

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